DC

No Act
P.E. 12-27-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03004543

January 9, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 1-9-2003

Joseph F. Kelly
229 Ottowa Lane
Franklin Lakes, NJ 07417

Re: International Business Machines Corporation
Reconsideration request dated December 27, 2002

Dear Mr. Kelly:

This is in response to your letters dated December 3, 2002 and December 27, 2002 concerning the shareholder proposal submitted to IBM by Joseph F. Kelly. On December 18, 2002, we issued our response expressing our informal view that IBM could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Dec. 3, 2002
201-891-8026

Securities & Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St., N.W.
Judiciary Square
Washington, D.C. 20549

Dear Sir;

RE:

- My Stockholder Proposal submitted to IBM on Sept. 5, 2002
- My follow-up to the Securities & Exchange Commission on Sept. 30, 2002
- IBM's response of Nov. 18, 2002

On Sept. 5, 2002 I submitted a stockholder proposal to IBM. On Sept. 30, 2002, having received no reply from IBM, I requested assistance from the SEC in order to obtain focus on the motion I submitted. I believe that I have faithfully satisfied all of the criteria for the submission of a shareholder proposal.

On Nov. 18, 2002, Mr. Stuart S. Moskowitz, Senior Counsel of IBM, sent a letter to the SEC, copying myself, rejecting the proposal I submitted and indicating that IBM did not want to include the proposal in the proxy materials.

Three reasons were offered by IBM for not including the proposal in the proxy materials and for not allowing the proposal to be voted on by the shareholders.

I would like to address each of the 3 reasons offered by IBM for rejecting the proposal and for refusing to include it in the proxy materials. I believe that each of these reasons are unfounded.

IBM POSITION (1): Proposal relates to the redress of a personal claim or grievance against the company and company management.

RESPONSE: As I stated in my original submission, the background of this proposal relates to a matter which occurred while I was an IBM employee. However, the proposal in no way relates to my personal issues. Nor is the proposal intended in any way to seek redress the issues I raised. I am solely addressing the business practice and policy issues behind these matters. The proposal, specifically, does not address my personal issues.

IBM POSITION (2): The proposal is designed to further a personal interest of the proponent which is not shared by the stockholders at large.

RESPONSE: I am no longer an employee of the IBM company. There is no way in which I can benefit from the enactment of the proposal, if it were approved by the shareholders. The proposal, if approved, would benefit current and future employees of IBM, by providing a more ethical work environment. However, there is no way in which I would personally benefit. I have asked for nothing with respect to the proposal. I do not expect any personal gain and I would not accept anything in relation to this proposal.

I believe that the stockholders would be interested in the proposal for the following reason. If the enactment of the proposal creates a more ethical work environment for current and future employees of IBM, then the increased morale and trust in the company by the employees, would result in a more motivated workforce, which is in the beneficial interest of all shareholders.

IBM POSITION (3): The proponent has initiated 3 other litigations since leaving IBM on June 24, 2002, reflecting his disgruntlement over his management and the circumstances surrounding the fact that he no longer works for IBM.

RESPONSE: It is true that I was very disappointed regarding specific matters concerning my separation from IBM. I believe that these concerns were fully justified. However, it is without justification to characterize me as disgruntled.

The specifics of the grievances do not relate to the stockholder proposal made, and this is not the proper venue to address those concerns. I believe that my actions were reasonable and justified.

For purposes of clarification, the issues were:

1. I believe that I was subjected to provable age and sex discrimination. I have filed a complaint with the N.Y. State, Division of Human Rights.

   This is not related to the stockholder proposal submitted.

2. As an employee of IBM for 41 1/2 years, the tradition allowed for a retirement luncheon or dinner. None was offered until it was too late to invite colleagues.

   After pursuing internal appeals, I did address this matter, in a Small Claims action. I was required by IBM to relinquish this action in order to receive the severance payment. I did so. The matter is closed.

3. My manager asked me to purchase personal items for his use and to bring them to Argentina, on a business trip. He then did not pay me for these items.

   After trying several times to gain payment, I did address this issue in a Small Claims action, which I believe was most reasonable and justified. Again, in order to receive the severance payment, I was required to relinquish this action, and did so.

Mr. Moskowitz of IBM is incorrect in stating that these actions were instituted after leaving IBM on June 24. The 2 Small Claims actions were initiated before leaving IBM. The complaint filed with the New York State, Div. of Human Rights was the only action initiated after leaving IBM.

In order to create a more balanced and favorable presentation of the issues, Mr. Moskowitz could have added that in over 41 years of service with IBM, there was no other such issue, or court action, ever raised.

Again, the preceding matters were of concern to me; but are not the basis , nor related, to the stockholder proposal submitted. The shareholder proposal relates to a policy issue, and not to the specific issues addressed here.

IBM has seen it necessary to focus on these actions, and to distort the context of these issues to discredit me. I believe and submit that these grievances of mine were justified, that my actions were reasonable, and that they were not related to the stockholder proposal submitted.

I want to bring to your attention that in the 71 page objection IBM has submitted to the SEC, not a single line was addressed to the actual merits of the stockholder proposal, and the potential beneficial interest of this proposal to IBM shareholders.

The exclusive focus of the IBM response was to unfairly and wrongly attribute motives to me, which are simply without basis. In addition, a substantive effort has been made to discredit me, without justification. The attributions made against me are unfair, out of context and solely made to distract attention from the merits of the shareholder proposal submitted.

As detailed in my letter of Sept. 30, 2002, I have satisfied all of the criteria established by the SEC for submission of a stockholder proposal.

For these reasons, I ask that the stockholder proposal I submitted be included in the proxy materials and voted on by the shareholders.

Thank you for your consideration of my response.

Respectfully submitted,

Joseph F. Kelly

Joseph F. Kelly

cc. Mr. Stuart S. Moskowitz
Senior Counsel
IBM Corporation
New orchard Road
Armonk, N.Y. 10504

Attachment: My letter of Sept. 30, 2002

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Sept. 30, 2002
201-891-8026
fax: 201-891-0981
e-mail: joefk@att.net

IBM Shareholder Services
c/o Equiserve
P.O. Box 43072
Providence, Rhode Island 02940-3072

Dear Sir:

NOTE: Submitted to IBM via Registered Mail

On Sept. 5, 2002 I submitted a stockholder's proposal to IBM, for inclusion in the next proxy statement and notification of stockholder's annual meeting. I submitted this to the corporate office and to the attention of Mr. Sam Palmissano, the Chairman and Chief Executive Officer of the IBM Corp. No acknowledgement nor response was ever received.

I submitted this motion via mail, with proof of delivery (See copy of receipt attached).

I have today, contacted the Securities & Exchange Commission with respect to assuring that I am following the correct procedures for submission of a stockholder's motion. I have also asked the SEC for assistance in obtaining focus on the motion I submitted.

BACKGROUND:
I was an employee of IBM until July 1 of this year. Although the background to the motion is based on a problem I had with a bias and discrimination complaint, I am not specifically addressing my own complaint nor am I asking for any action with respect to my complaint. I am addressing an IBM business practice issue, and asking that the shareholders vote on changing that practice, for the beneficial interest of the overall IBM Corporation.

Before my separation from IBM, I submitted a complaint of bias and discrimination. and offered to provide clear evidence of same. Mr. Bete Demeke, an IBM Vice President, replied to my note and committed, in writing, that a review of my complaint would take place. Two months went by and I heard no communication about the promised review. I followed up and was contacted by Mr. Al Wells, who told me that no review had taken place and that no review was to be held.

Mr. Wells explained that once I had signed the Release form and Covenant Not to Sue (required to receive the severance pay), IBM had no need to conduct a review of any discrimination, since I could not sue, even if the complaint was valid. Mr. Wells explained that once I had signed the release form, IBM was really not interested in whether or not I had been subjected to discrimination. IBM was also not even interested in whether or not the U.S. Federal law had been broken.

STOCKHOLDER MOTION

The motion I submitted is:

> RESOLVED: if an employee of IBM submits a complaint of bias and discrimination, the shareholders direct that such complaints be honestly and forthrightly reviewed, regardless of the status of the employee.
>
> Further, the shareholders direct that if written commitments from IBM executives are made that such reviews will take place, then it should be the policy and business practice of IBM that such commitments be honored.

The Securities & Exchange Commission also advised me that it is necessary to satisfy 5 criteria, in order to assure eligibility for submitting a stockholder's motion.

The section below is submitted to satisfy eligibility requirements, per the SEC's criteria for submitting a stockholder's proposal.

PROOF OF ELIGIBILITY

1. I certify that I am a shareholder of the IBM Corp. with, at least, $2,000 value of the shares of the IBM Corp. stock I hold. See a copy of the recent statement of the Investor's Services Program (ISP) which is attached.
2. I certify that I have held these shares for at least one year. Proof is on file with IBM - Investor's Services Program.
3. I certify that I intend to hold these shares for, at least, another year. The shares of IBM which I own constitute a long term investment and were not purchased solely for the purpose of satisfying eligibility requirements for submitting a shareholder proposal.
4. The SEC rules limit shareholders to one motion per year. This is the only motion I have ever submitted, and the only one submitted this year.
5. The shareholder motion must be limited to 150 words. The motion I submitted contains 66 words.

Please accept the motion submitted and notify me of your acceptance.

Respectfully submitted,

Joseph F. Kelly

ATTACHMENTS:

1. Copy of Proof of Mailing of Sept. 5, 2002 letter to Mr. Sam Palmissano
2. Copy of recent statement of IBM's Investor Services Program (ISP)

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Sept. 5, 2002
201-891-8026
fax: 201-891-0981

Mr. Sam Palmisano
Chairman & C.E.O.
IBM Corporation
New Orchard Road
Armonk, N.Y. 10504

Dear Mr. Palmisano:

I am the owner of 7,452 shares of stock of the IBM Corporation. I wish to submit a Stockholder Motion to be reviewed and voted on in the next shareholder meeting.

I was an IBM employee until July 1 of this year. Although the background to the motion is based on a problem I had with a bias and discrimination complaint, I am not specifically addressing my own complaint. Nor am I asking for any action with respect to my complaint. I am addressing an IBM business practice issue, and asking that the shareholders vote on changing that practice, for the beneficial interest of the overall IBM corporation.

Before my separation from IBM, I submitted a complaint of bias and discrimination, and offered to provide clear evidence of same. Mr. Bete Demeke replied to my note and committed that a review of my complaint would take place. Two months went by and I heard no communication about the promised review. I followed up and was contacted Mr. Al Wells, who told me that no review had taken place, nor was one to be held.

Mr. Wells explained that once I had signed the Release form and Covenent Not to Sue (required to receive the severance pay), IBM had no need to conduct a review of any discrimination, since I could not sue, even if the complaint was valid. Mr. Wells explained that once I had signed the release form, IBM was really not interested in whether or not I had been subjected to discrimination and bias.

The shareholder motion I wish to submit is as follows:

> RESOLVED: if an employee of IBM submits a complaint of bias and discrimination, the shareholders direct that such complaints be honestly and forthrightly reviewed, regardless of the status of the employee.
>
> Further, the shareholders direct that if written commitments from IBM executives are made that such reviews will be made, then it should be the policy and business practice of IBM that such commitments be honored.

I am anxious to follow the procedure for submitting such shareholder motions. Please advise if any specific requirements or forms are necessary.

Thank you for your attention to this important matter. I believe that this motion will serve IBM's overall beneficial interests.

Respectfully submitted,

Joseph F. Kelly

cc. Securities & Exchange Commission
Compliance Division
Washington, D.C. 20066

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Dec. 27, 2002
201-891-8026
fax: 201-891-0981
e-mail: joefk@att.net

Martin P. Dunn
Deputy Director
Division of Corporation Finance
Office of the chief Counsel
Securities & Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Dear Mr. Dunn:

RE: My Stockholder Proposal submitted to IBM on Sept. 5, 2002
My follow-up to the Securities & Exchange Commission on Sept. 30, 2002
IBM's Response of Nov. 18, 2002
My letter of explanation of Dec. 3, 2002
Your letter of Dec. 18, 2002

I have received your letter of Dec. 18, 2002 in which you indicate that the SEC will not recommend enforcement action if IBM omits my proposal from its proxy materials.

Your letter further references the attachment of "all of the correspondence" relating to this matter.

However, your letter of Dec. 18, 2002 does not include or reference my letter of explanation of Dec. 3, 2002. It appears that the decision against me, was made without reference to the submission I made on Dec. 3, 2002.

IBM claims that my proposal is designed to further personal interests and is not related to matters of general interest to all of the shareholders.

In my letter of Dec. 3, 2002 (attached) I clearly demonstrated that there was no basis for IBM's claim of personal interest and that the substance of the submitted proposal was of general and beneficial interest to all of the IBM shareholders. My letter of Dec. 3, 2002 clearly substantiated this position.

It may be possible that my letter of Dec. 3, 2002 was not included in the review of my proposal. If so, I would be most appreciative if the matter could be reviewed with the content of my letter of Dec. 3, 2002 included.

I assure you that there was no personal gain sought by me in the submission of my proposal, and that the objective of more ethical standards by the executives of IBM would benefit all of the IBM shareholders.

Thank you for reviewing my motion and my letter of Dec. 3, 2002.

Respectfully submitted,

Joseph F. Kelly

Attachment : My letter of Dec. 3, 2002 to the Office of Chief Counsel, SEC

cc. Mr. Alex Shukhman
Attorney - Advisor
Division of Corporation Finance
Office of the Chief Counsel
Securities & Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

cc: Mr. Stuart S. Moskowitz
Assistant General Counsel
IBM Corp.
New orchard Road
Armonk, N.Y. 10504

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Dec. 3, 2002
201-891-8026

Securities & Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St., N.W.
Judiciary Square
Washington, D.C. 20549

Dear Sir;

RE:
- My Stockholder Proposal submitted to IBM on Sept. 5, 2002
- My follow-up to the Securities & Exchange Commission on Sept. 30, 2002
- IBM's response of Nov. 18, 2002

On Sept. 5, 2002 I submitted a stockholder proposal to IBM. On Sept. 30, 2002, having received no reply from IBM, I requested assistance from the SEC in order to obtain focus on the motion I submitted. I believe that I have faithfully satisfied all of the criteria for the submission of a shareholder proposal.

On Nov. 18, 2002, Mr. Stuart S. Moskowitz, Senior Counsel of IBM, sent a letter to the SEC, copying myself, rejecting the proposal I submitted and indicating that IBM did not want to include the proposal in the proxy materials.

Three reasons were offered by IBM for not including the proposal in the proxy materials and for not allowing the proposal to be voted on by the shareholders.

I would like to address each of the 3 reasons offered by IBM for rejecting the proposal and for refusing to include it in the proxy materials. I believe that each of these reasons are unfounded.

IBM POSITION (1): Proposal relates to the redress of a personal claim or grievance against the company and company management.

RESPONSE: As I stated in my original submission, the background of this proposal relates to a matter which occurred while I was an IBM employee. However, the proposal in no way relates to my personal issues. Nor is the proposal intended in any way to seek redress the issues I raised. I am solely addressing the business practice and policy issues behind these matters. The proposal, specifically, does not address my personal issues.

IBM POSITION (2): The proposal is designed to further a personal interest of the proponent which is not shared by the stockholders at large.

RESPONSE: I am no longer an employee of the IBM company. There is no way in which I can benefit from the enactment of the proposal, if it were approved by the shareholders. The proposal, if approved, would benefit current and future employees of IBM, by providing a more ethical work environment. However, there is no way in which I would personally benefit. I have asked for nothing with respect to the proposal. I do not expect any personal gain and I would not accept anything in relation to this proposal.

I believe that the stockholders would be interested in the proposal for the following reason. If the enactment of the proposal creates a more ethical work environment for current and future employees of IBM, then the increased morale and trust in the company by the employees, would result in a more motivated workforce, which is in the beneficial interest of all shareholders.

IBM POSITION (3): The proponent has initiated 3 other litigations since leaving IBM on June 24, 2002, reflecting his disgruntlement over his management and the circumstances surrounding the fact that he no longer works for IBM.

RESPONSE: It is true that I was very disappointed regarding specific matters concerning my separation from IBM. I believe that these concerns were fully justified. However, it is without justification to characterize me as disgruntled.

The specifics of the grievances do not relate to the stockholder proposal made, and this is not the proper venue to address those concerns.
I believe that my actions were reasonable and justified.

For purposes of clarification, the issues were:

1. I believe that I was subjected to provable age and sex discrimination. I have filed a complaint with the N.Y. State, Division of Human Rights.

   This is not related to the stockholder proposal submitted.

2. As an employee of IBM for 41 1/2 years, the tradition allowed for a retirement luncheon or dinner. None was offered until it was too late to invite colleagues.

   After pursuing internal appeals, I did address this matter, in a Small Claims action. I was required by IBM to relinquish this action in order to receive the severance payment. I did so. The matter is closed.

3. My manager asked me to purchase personal items for his use and to bring them to Argentina, on a business trip. He then did not pay me for these items.

   After trying several times to gain payment, I did address this issue in a Small Claims action, which I believe was most reasonable and justified. Again, in order to receive the severance payment, I was required to relinquish this action, and did so.

Mr. Moskowitz of IBM is incorrect in stating that these actions were instituted after leaving IBM on June 24. The 2 Small Claims actions were initiated before leaving IBM. The complaint filed with the New York State, Div. of Human Rights was the only action initiated after leaving IBM.

In order to create a more balanced and favorable presentation of the issues, Mr. Moskowitz could have added that in over 41 years of service with IBM, there was no other such issue, or court action, ever raised.

Again, the preceding matters were of concern to me; but are not the basis , nor related, to the stockholder proposal submitted. The shareholder proposal relates to a policy issue, and not to the specific issues addressed here.

IBM has seen it necessary to focus on these actions, and to distort the context of these issues to discredit me. I believe and submit that these grievances of mine were justified, that my actions were reasonable, and that they were not related to the stockholder proposal submitted.

I want to bring to your attention that in the 71 page objection IBM has submitted to the SEC, not a single line was addressed to the actual merits of the stockholder proposal, and the potential beneficial interest of this proposal to IBM shareholders.

The exclusive focus of the IBM response was to unfairly and wrongly attribute motives to me, which are simply without basis. In addition, a substantive effort has been made to discredit me, without justification. The attributions made against me are unfair, out of context and solely made to distract attention from the merits of the shareholder proposal submitted.

As detailed in my letter of Sept. 30, 2002, I have satisfied all of the criteria established by the SEC for submission of a stockholder proposal.

For these reasons, I ask that the stockholder proposal I submitted be included in the proxy materials and voted on by the shareholders.

Thank you for your consideration of my response.

Respectfully submitted,

Joseph F. Kelly

Joseph F. Kelly

cc. Mr. Stuart S. Moskowitz
Senior Counsel
IBM Corporation
New orchard Road
Armonk, N.Y. 10504

Attachment: My letter of Sept. 30, 2002